Securities And Exchange Commission
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934

Amendment No. 15

Checkpoint Systems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

162825103
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x ]	Rule 13d-1 ( b)
[ ]	Rule 13d-1 ( c)
[ ]	Rule 13d-1 ( d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  The information in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

Cusip No. 162825103

1.	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Westport Asset Management, Inc. – 06-1087640
Westport Advisers LLC – 06-1497709

2.	Check the appropriate box if a member of a group*	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place or Organization

Connecticut

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power	941,722

	6. Shared Voting Power	886,768

	7. Sole Dispositive Power	941,722

	8. Shared Dispositive Power	1,828,490

9.	Aggregate Amount Beneficially Owned by each Reporting Person

1,828,490

10.	Check Box if the aggregate amount in row (9) excludes certain shares [x]

n/a

11.	Percent of Class Represented by Amount in Row 9

4.48%

12.	Type of Reporting Person*

IA

Item 1 (a)	Name of Issuer:

Checkpoint Systems, Inc.

Item 1 (b):	Address of Issuer's Principal Executive Offices:

Suite 2410
One Commerce Square
2005 Market Street
Philadelphia, PA  19103

Item 2 (a):	Name of Person Filing:

Westport Asset Management, Inc.

Item 2 (b):	Address of Principal Business Office:

253 Riverside Avenue
Westport, CT  06880

Item 2(c):	Citizenship:

Connecticut

Item 2(d):	Title of Class of Securities:

Common Stock

Item 2 (e):	CUSIP Number:

162825103

Item 3.	If this stated is filed pursuant to Rules

13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	( )	Broker or Dealer registered under Section 15 of the Act

(b)	( )	Bank as defined in Section 3(b)(6) of the Act

(c)	( )	Insurance Company as defined in Section 3(a) (19) of the Act

(d)	( )	Investment Company registered under Section 8 of the Investment Company Act

(e)	(X)	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

(f)	( )	Employee Benefit Plan, Pension Fund which is subject to the Provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see §240.13d-1 (b)(1)(ii)(F)

(g)	(X)	Parent Holding Company, in accordance with §240.13d-1(b)(ii)(G) (Note: See Item 7)

(h)	( )	Group in accordance with §240.13d-1 (b)(1)(ii)(H)

Item 4.	Ownership.

(a)	Amount Beneficially owned: 1,828,490 shares

(b)	Percent of Class: 4.48%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 941,722

(ii)	shared power to vote or to direct the vote: 886,768

(iii)	sole power to dispose or to direct the disposition of: 941,722

(iv)	shared power to dispose or to direct the disposition of: 1,828,490

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ( x )

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Item 7.	Identification and Classification of the Subsidiary Which acquired the Security Being Reported on By the Parent Holding Company.

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Disclaimer

The undersigned expressly declares that the filing of this Schedule 13G shall not be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Securities Act of 1934, the beneficial owner of any securities covered by this statement.

Signature.  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	February 10, 2012

Westport Asset Management, Inc.

By	/s/ Andrew J. Knuth
Andrew J. Knuth, Chairman